May 6, 2009
Via EDGAR
Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Pure Cycle Corporation Form 10-K for Fiscal Year Ended August 31, 2008 Filed November 14, 2008 Form 10-Q for Period Ended February 28, 2009 Filed April 9, 2009 File No. 0-08814
Dear Mr. Owings:
Set forth below are the responses of Pure Cycle Corporation (the “Company”) to the comments of the Staff of the Division of Corporate Finance (the “Staff”), which were delivered in your letter dated April 23, 2009, regarding the Company’s Form 10-K for the fiscal year ended August 31, 2008 filed November 14, 2008, and the Company’s Form 10-Q for the quarterly period ended February 28, 2009 filed on April 9, 2009.
We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, the Staff’s comments are indicated in bold below, followed by responses on behalf of the Company.
Form 10-K for the Fiscal Year Ended August 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
1.	We have reviewed your response to comment three in our letter dated March 13, 2009. Given that your water assets comprised 94% of your total assets at August 31, 2008, we continue to believe that you should provide a quantitative sensitivity analysis in your Critical Accounting Policy addressing the recoverability of these assets. For example, you could disclose whether a reasonable likely decrease in the assumed number of taps for the Front Range and Arkansas River assets, such as a 5% or 10% decrease, would result in impairment of any of your water assets and quantify the amount of any such impairment.

8451 Delaware Street, Thornton, CO 80260
Tel: (303)292-3456 Fax: (303)292-3475 www.purecyclewater.com

Please confirm to us that you will quantify the impact on your financial statements of a reasonably likely change in your assumptions. If you do not believe that any reasonably likely changes to your assumptions would result in impairment of any of your water assets, disclose this to your readers in your Critical Accounting Policy, and explain to us in detail how you reached that conclusion.
Company response:
The Company’s business centers on providing water and wastewater services to customers located in the Front Range of Colorado, which is essentially the area east of the Rocky Mountains running from Ft. Collins to Pueblo. Since water is a critical and limited resource in the west, and particularly along the Front Range of Colorado, the Company’s focus has been to secure a significant and diversified portfolio of water rights which the Company will use to serve customers along the Front Range. The Company’s water assets are recorded at cost and the Company believes its portfolio will generate cash flows sufficient to recover its costs in those water rights.
The Company generates revenues from its water supplies in two ways: (i) from the sale of water taps and (ii) from monthly usage charges. The Company’s current impairment analysis utilizes cash flows generated specifically from water tap sales as those are deemed capable of generating sufficient capital to recover the Company’s costs in its Front Range and Arkansas River water rights. The Company’s impairment model for its Front Range and Arkansas River water assets uses the same development assumptions as the Company’s valuation of the Tap Participation Fee liability. These assumptions, as more fully described in Note 7 to the Company’s Financial Statements included with the Company’s Annual Report on Form 10-K for the year ended August 31, 2008, provide an estimate of new home development in the Company’s service area and surrounding areas over an estimated development period as well as the Company’s absorption of customers derived from estimated new housing starts.
The number of customers, on a Single Family Equivalent (“SFE”) basis, that the Company can serve from its currently-held water portfolio is readily quantifiable. An SFE is a measure commonly used in the water industry to assess charges to a variety of customer types based on a standard unit of measure. For example, a single family house equates to one SFE, an apartment unit may equate to .6 SFE’s, and a ball field may equate to three SFE’s, each based on the amount of water consumed annually. Each type of customer is rated on an SFE basis that equates an amount of water totaling approximately 0.4 acre foot of water annually to each SFE. Thus, unless changes occur in the Company’s water portfolio (i.e. a sale of a portion of the asset or purchase of additional water), the Company does not reasonably anticipate any adverse changes in the number of SFE’s it can serve. Based on the industry’s SFE equivalency standard, the Company can provide water to approximately 180,000 SFE’s from its Front Range and Arkansas River water supplies. While the Company can reasonably estimate how many SFE’s its water resources can serve, the Company cannot reasonably estimate how long it will take to add 180,000 SFE’s to its systems.

In recent years, the State of Colorado has been aggressively seeking solutions to its expected future water supply shortages. Over the past 3 years, the Colorado State Legislature has funded studies to estimate statewide water demands over the next 40 years, with particular emphasis on the largest demand center, the Front Range. Based on these studies, over the next 20 years municipal and industrial development within the South Platte (where the Company’s Front Range water assets are located) and Arkansas River Basins within Colorado is projected to require an additional 490,600 acre feet per year of water demand1. Based on the SFE conversion ratio of 0.4 acre feet per SFE, this translates into 1,226,500 new SFE’s. As described above, the Company’s Front Range and Arkansas water rights collectively have the capacity to serve approximately 180,000 SFE’s or approximately 15% of the projected additional demand over the next 20 years. Although the Company’s water supplies could serve customers anywhere along the Front Range, the Company has focused its efforts to date in the southeast portion of the Denver metropolitan region.
The Company has further developed engineering estimates to project the cost of developing its water systems to service new customers. At build-out, the Company estimates its gross margin earned from the sale of water tap fees will be approximate 54% (gross margin being defined as gross proceeds from tap sales less capital costs to build infrastructure to withdraw, divert, treat, store, and deliver water to the Company’s customers).
Finally, as competition for water supplies increases, historically so too has the price for water. The cost to acquire and develop new water supplies is most clearly reflected by tap fee charges. During the past 6 years, water tap fees assessed by water providers in the southeastern metropolitan area (on which the Company bases charges for its water tap fees per its agreements with the State Land Board) have increased over 90%. Based on historical data and the Company’s evaluation of market conditions, the Company believes it is probable that this trend will not change significantly in the near term.
There are a number of variables which may fluctuate over any given 20 year forecast period including timing of growth, rate of growth, interest rates, and changes to tap fees among others. Because of the large number of factors involved in the Company’s impairment analysis and the length of time over which development will occur, reasonably likely changes would not result in an indicator of impairment. Therefore, the Company does not believe that a sensitivity analysis showing 5% or even 10% changes in the assumptions would be useful to the readers. However, the Company believes that adding a quantitative analysis outlining the minimum number of new connections to the Company’s water system necessary for the Company to recover its costs in its Denver and Arkansas water rights, at the prevailing tap fee rate, might be useful to the readers.
To illustrate, based on the Company’s current tap fee of $21,500 per SFE and the Company serving one percent (1%) of the Front Range’s projected growth over the next 20 years, or 12,265 new taps (which is less than 7% of the Company’s total service capacity), the Company would generate revenues of approximately $264 million. The Company estimates that its development costs would be approximately $122 million, which would net proceeds to the Company from tap sales of approximately $142 million. This exceeds the Company’s carrying value of its Denver and Arkansas water rights, which is approximately $97.7 million. The Company anticipates that development at the Lowry Range alone will exceed this amount of tap

[1]	Statewide Water Supply Investigation IBCC presentation March 16, 2009 (South Platte and Metro Basins 409,700 acre feet, and Arkansas Basin 80,900 acre feet of New Demand by 2030).

sales (initial development plans call for approximately 16,000 connections at the Lowry Range). Utilizing the 54% gross margin, to fully recover the costs in its Front Range and Arkansas water rights, the Company would need to sell approximately 9,800 water taps, at current water tap fees, which is approximately 5.4% of the Company’s total capacity. If tap fees were to increase by 5%, the Company would need to sell approximately 9,400 taps to recover its costs, which is approximately 5.2% of the Company’s service capacity. If tap fees were to decrease 5%, which is deemed unlikely, the Company would need to sell approximately 10,400 taps to recover its costs, which is approximately 5.8% of the Company’s total capacity. Currently the Company serves the equivalent of 247 SFE’s.
The Company proposes adding the following language to the opening paragraph of its Impairment Disclosure included with the Company’s Critical Accounting Policies beginning with the Form 10-Q for the quarterly period ending May 31, 2009:
We estimate that we have the ability to provide water services to approximately 180,000 SFE’s using our combined Front Range and Arkansas River water assets which have a carrying value of approximately $  _____  as of (DATE OF REPORT). Based on the carrying value of our water rights, the long term and uncertain nature of any development plans, current tap fees ($  _____  ) and estimated gross margins, we estimate that we would need to add approximately  _____  new water connections (requiring approximately  _____  % of our portfolio) to generate net revenues sufficient to recover the costs of our Front Range and Arkansas River water assets. If tap fees increase 5%, we would need to add approximately  _____  new water taps (requiring approximately  _____  % of our portfolio) to recover the costs of our Front Range and Arkansas River water assets. If tap fees decrease 5%, we would need to add approximately  _____  new water taps (requiring approximately  _____  % of our portfolio) to recover the costs of our Front Range and Arkansas River water assets.
2.	We have reviewed your response to comment four in our letter dated March 13, 2009 and the supplemental materials you provided and have the following additional comments:
•	We note from your proposed Critical Accounting Policy for the Front Range and Arkansas River water assets that utilization of these water assets depends upon new developments being built by others in your service areas and surrounding areas. We also note that you have held the Arkansas River assets since 2006 and the Rangeview assets since 1996 and have not been able to generate significant revenue from them thus far. Please explain to us in more detail, particularly for the Rangeview assets given the length of time that you have held them, what you expect will change in the future such that you will be able to sell the projected taps and generate revenue from these assets when you have not been able to do so thus far,
Company response:
The length of the holding period of the Company’s water rights is not an indicator of declining value. The company acquired these rights with the understanding that monetizing the water rights is a long term process, which is understood by the Company’s investor base. As discussed in the Company’s response to Item 1 above, a recent Statewide Water Supply Initiative (“SWSI”) report by the Colorado Water Conservation Board estimates that Colorado will have nearly double the residents in 2050 (10 million people) as compared to 2008 (5 million). Approximately 70% of the projected state population increase is anticipated to occur within the South Platte River basin. Increases in population bring along increased demand for water services that exceeds the current capabilities of municipal service providers. As noted in the footnote to the Company’s response to item 1, SWSI estimates that growth in the South Platte River Basin, which includes the Denver metropolitan region, will result in additional water supply needs of over 409,700 acre feet by the year 2030, which based on an average SFE consumption of 0.4 acre feet of water per year translates into 1,022,500 new SFE’s. As a result of this, many municipalities now require property developers to demonstrate they have sufficient water supplies for their proposed projects before consideration of rezoning or annexation applications because the municipalities do not have enough water to supply these new developments. The Denver metropolitan area is bound by mountainous geologic barriers to the west which limits urban density development in those areas. In recent years much of the growth has trended to the southeast metropolitan area, which is where the Company’s targeted service area is located.
Real-estate development occurs in cycles, and the nation is currently experiencing a weak real-estate market. While the Denver market may be faring better than many other major metropolitan markets, it too is experiencing significant decreases in development activity. The SWSI growth forecasts take into account that there will be a number of up and down economic cycles during any extended forecast period. However, housing starts on average are expected to grow at rates approximate to the projected population growth noted above.
In 1996 when the Company added the Rangeview assets to its portfolio, the Lowry Range property and adjacent areas were for the most part undeveloped and miles removed from the urbanized portions of the Denver metropolitan area. Since that time, a major new belt loop highway has opened and urban development now borders three sides of the Lowry Range property. The metropolitan area has grown to border the Lowry Range property and the region is forecasted to experience significant growth over the next 20 years.
The Company’s Front Range water supplies provide the Company a unique opportunity to provide water service to a region of the Denver metropolitan area where there is little or no access to reliable long term water supplies. The Company’s water originates at or near this target service area enabling the Company to provide cost effective water and wastewater service without exorbitant investments by the Company or the development community. As the local housing market improves, the Company expects to be attractively positioned to provide water service to a significant portion of the area’s growth.
•	It also remains unclear to us why the withdrawal of the developer for the Lowry Range had no impact on your analysis. Even though this withdrawal might not impact the status of your water rights, please explain to us why it does not impact your assumptions as to when and if this area will be developed and thus your ability to sell water connections in this area.

Company Response:
The withdrawal of the developer did impact the Company’s analysis in terms of delaying the timing of expected water tap sales. However, delaying water tap sales does not change the overall result of the Company’s impairment analysis because per paragraph 7 of SFAS 144, the Company’s impairment analysis is based on a comparison of the carrying value of the Company’s assets to the fair value of those assets, which is determined using an undiscounted cash flow model. As noted in the Company’s response to Item 1 above, the Company’s net revenues from providing water services to less than one percent (1%) of the Front Range’s projected growth for the next 20 years would exceed the carrying value of its Front Range and Arkansas River water assets. The Company expects to experience several real-estate market cycles during the next 20 years during which development projects may slow or accelerate to react to market conditions. The State Land Board, which owns the Lowry Range property, remains committed to developing that property under their vision of conservation, development, and water resource development. The Company did address the withdrawal of the former developer in its analysis and it did make adjustments to the timing of absorption of taps. However, neither of these conditions resulted in any indicators of impairment due to the depth of the overall market opportunities over the forecast period.
•	Please explain to us how you considered the guidance in paragraph 17 of SFAS 144 for your Front Range and Arkansas River water assets. Specifically, tell us how you considered the need to use a probability weighted approach to consider alternative uses for these assets given the delays thus far in development of these areas. If management is not considering alternative uses for these assets, help us to understand why.
Company response:
Paragraph 17 of SFAS 144 states “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence.” It further states that “the assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others. However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes shall be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes.”
As detailed in the Company’s response to Item 1, the Company’s business centers around providing water and wastewater service to customers located along the Front Range of Colorado. The acquisition of the Company’s water rights is one of the most important components of executing its business plan of providing water to customers in a water short area. The Company has determined that it is not necessary to pursue alternative courses of action based on the need for additional water sources in Colorado. Therefore, management and the board of directors has not considered and is not investigating any alternative courses of action. The Company is pursuing its overall business plan and strategy as discussed in this letter and the Company’s periodic filings. The Company’s impairment analysis utilizes future cash flow estimates the Company anticipates generating from providing water service to its existing and future customers and this methodology is consistent with the methodology the Company utilizes to estimate its Tap Participation Fee liability.

At this time, the Company has no intention to utilize its Denver and Arkansas water for purposes other than our providing large scale municipal water services. Since management is not pursuing alternative uses or courses of action, none are included in the Company’s impairment analysis and therefore management determined that a probability weighted approach was deemed unnecessary. If the Company considers alternative methods for utilizing its water rights in the future, then it will reassess the applicability of paragraph 17 of SFAS 144.
•	We also remain unclear as to how the current housing market and credit crisis would not affect your impairment analysis. We note your response that the weak housing market had the effect of delaying proposed tap sales but we remain unclear as to why this is solely a timing issue and does not reduce your total expectations of development and tap sales in the future. Please explain these assumptions to us in more detail
Company Response:
Despite the recent downturn in the economy and the housing market, the Company, based on third party market analysis and the development efforts of the State Land Board at the Lowry Range, anticipates its service area will experience significant growth over the next twenty plus years. As noted in the Company’s response to Item 1 above, unless changes occur in the Company’s water portfolio (i.e. additions or deletions to the amount of water owned), the Company does not anticipate any significant adverse reductions in the number of SFE’s it can serve. The Company’s portfolio’s capacity to serve is a function of equating historic water demands per SFE divided by the total available water supply. Water rights in Colorado are defined as the water right’s ability to deliver the quantified amount of water annually, thus minimizing the impact of year-to-year variations in delivery. Further, water rights are a perpetual use right unless abandoned by the holder, thus the quantity of water and its corresponding capacity to serve a specific number of SFE’s does not vary unless actions are taken by the holder of the water right.
Although the currently depressed housing market and credit crisis do have an impact on the timing of when customers will be added to the Company’s systems, these factors have not impacted the Company’s expectation of the number of customers it will add over the longer range 20-year forecast.
•	Please explain to us how you considered the guidance in paragraph 10 of FAS 144 when determining how to group your water assets for the impairment analysis discussed on page 4 and Attachment F of your internal memo that was confidentially provided to us.
Company Response:
Although not specifically addressed in the Company’s impairment analysis, the Company did consider the requirements of paragraph 10. Paragraph 10 of SFAS 144 states that “a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.” The Company owns a diversified portfolio of water rights located on the Eastern Slope and Western Slope of Colorado, and in short, that is how they are assessed as that is how the

Company intends to utilize those assets. The Company fully intends to use its available Arkansas River water in conjunction with its available South Platte River Basin water (where the Company’s Front Range water assets are located) to provide water service to customers along the Colorado Front Range. Based on management’s knowledge of the industry and day-to-day understanding of how the Company’s water assets will be used, the Company did not determine it necessary to refer specifically to paragraph 10 in its impairment memo, although it was considered. Water from the South Platte River Basin, as well as water from the Arkansas River, is currently being used by other area water providers to serve customers along the Front Range, which is the intention of the Company as well.
Water supply systems of the scale supported by the Company’s water assets are complex and comprised of numerous components. Having diversified sources of supply and storage is important to protect against drought and supply-variability in specific water sheds. Each source of supply will require treatment, pumping, transmission and distribution facilities. All components should be master planned and fully integrated to deliver reliable and cost effective long term water service to customers. The Company plans to develop an integrated water system capable of utilizing water from different sources, storing water in a number of locations, and distributing the water to customers throughout its service areas. Since the Company anticipates using the Arkansas River water in conjunction with the South Platte River water, that is how the costs were grouped in the impairment analysis.
Due to conditions in the underlying water rights, the Company’s Colorado River assets (i..e., the Paradise Water Supply located on the Western Slope), are required to be used along the Western Slope of Colorado. For this reason, they were tested independently of the Company’s Eastern Slope water assets.
Item 9A. Controls and Procedures, page 61
Evaluation of Disclosure Controls and Procedures, page 61
3.	We have reviewed your response to comment seven in our letter dated March 13, 2009. Please amend your reports to include management’s conclusions regarding the effectiveness of your disclosure controls and procedures, as of the end of the period covered by the report.
Company Response:
Pursuant to the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), effective internal control over financial reporting requires the Company to implement a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Item 9A, page 61, of the Company’s report on Form 10-K for fiscal 2008 provides in part as follows:
The President and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of August 31, 2008 based on the criteria establishe in Internal Control — Integrated Framework issued by [COSO]. Based upon this evaluation, the President and Chief Financial Officer concluded that the disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company ... is recorded, processed and summarized and reported within the time periods specified in the SEC’s rules and forms. (Emphasis added.)

The Company’s report on Form 10-Q for the quarter ended November 30, 2008 uses identical language except that the assessment of effectiveness was conducted as of November 30, 2008.
The Company believes that the language set forth above sufficiently communicates that the President and CFO did evaluate the effectiveness of the internal control procedure as of year end and quarter end as required and did conclude that such controls as operated satisfied the relevant COSO criteria on those dates, i.e. that the internal controls were effective. However, based on comment seven in the Staff’s letter dated March 13, 2009, the Company realized that the wording of its disclosure in Item 9A could be revised to more directly state that its internal control procedures are effective rather than referencing satisfaction of the COSO criteria. Therefore, in its Form 10-Q for the quarter ended February 28, 2009, the Company revised the wording in its internal control disclosure to state in one sentence both the date of management’s assessments and its conclusion that the controls were effective. Although the Company believes that the effectiveness of the controls and the date of testing are sufficiently described by the wording in its 2008 Form 10-K and first quarter Form 10-Q, the Company commits that all future filings will incorporate the more specific language used in the Company’s Form 10-Q for the quarter ended February 28, 2009 to address these issues. In light of the Company’s willingness to comply with Staff’s request to further clarify these issues in its Form 10-Q for the quarter ended February 28, 2009 and in future filings, the Company respectfully requests that it not be required to amend its 2008 Form 10-K and first quarter Form 10-Q.
Form 10-Q for the Period Ended February 28, 2009
Note 2 — Fair Value Measurements, page 10
4.	We read on page 8 that you reassess the value of the Tap Participation Fee liability whenever events or circumstances indicate the assumptions used to estimate the value of the liability have changed materially. However, based on your disclosures on page 10, it appears that you measure and record the Tap Participation Fee liability at fair value on a recurring basis under SFAS 157 and SFAS 159. Please reconcile these disclosures and explain to us how you measure this liability. If you are measuring this liability on a recurring basis at fair value, please explain to us why the change in estimated value seen in the table at the bottom of page 11 does not impact the recorded amount of the liability, and explain in more detail how you determined the recorded amount of the liability represents the price that a third party would charge you to assume this liability.
Company Response:
The Company’s disclosure under SFAS 157 in the Form 10-Q for the quarterly period ended February 28, 2009, contained a clerical error in that the Company inadvertently stated the Tap Participation Fee was valued on a recurring basis. Instead the note should have read that this is valued on a non-recurring basis as is implied in the Note on page 8. This will be corrected and clarified further beginning with the Form 10-Q for the quarterly period ending May 31, 2009. Further, although the table disclosing the details of the changes in the fair value estimate (the second table in the Company’s Fair Value Measurement note) is not required for non-recurring valuations, management believed it informative to the readers.
In regards to the Staff’s comment on why the change in the estimated value does not impact the recorded amount of the liability, this accounting arose from a concurrence discussion the Company had with the Staff in 2007. Pursuant to those discussions, this liability was valued in accordance with EITF 88-18, Sales of Future Revenues, and therefore changes to the overall value of the liability are recorded via reductions/increases in the imputed interest amounts recognized in the Statements of Operations throughout the repayment period and not through a change in the recorded liability balance. This is because otherwise, any delay in development would result in a significant decline in the recorded balance and therefore a corresponding gain in the Company’s statement of operations in the period of reassessment, which was determined to be inappropriate. As a result, all changes to the overall Tap Participation Fee liability are recognized in the statement of operations over the estimated repayment period through changes in the imputed interest expense.
Note 4 -Investments in Water and Water Systems, page 12
5.	As discussed in the section, “Non-irrigated land sales,” please explain to us why you assigned no value to the non-irrigated land at acquisition date. We are unclear as to why this land was allocated no value and thus the entire proceeds from its sale were recorded as a gain on sale.
Company Response:
In 2006, the Company purchase significant land and water interests in the Arkansas River valley in Southern Colorado from HP A&M. In addition to the strategic irrigated farm land and associated water rights, the Company also acquired other non-water assets located in the Arkansas Valley owned by HP A&M including certain buildings (none of which were determined to be usable at the date of acquisition) and land that was not being irrigated. Based on the Company’s due diligence at the time of acquisition in light of the relatively small size of these parcels and the fact that none of the parcels were or could be irrigated, it was determined that none of the properties could be used for any water-related purpose and therefore their deemed fair value at the date of acquisition was insignificant. Even if the Company had allocated a de-minimus amount to these properties, since the values assigned to the acquired assets were reduced due to the consideration being lower than the purchased fair values, the amounts allocated to these parcels would have been immaterial and the result of these sales would still have generated a gain to the Company. The properties that were sold, and others that have now been sold after the Company’s quarter ended February 28, 2009, are immaterial in relation to the Company’s balance sheet. Further, as the Company is past the one year allocation period permitted in SFAS 141, the Company includes the impact of the sales transaction in the determination of net income (loss) in the period in which the transaction occurs. The Company still holds a few more properties that are listed for sale. As of the date of the latest filing, based on information obtained from the group engaged to sell the properties, we are not able to make a reasonable estimate as to what the remaining properties might be sold for or how long it might take to sell the remaining properties. Therefore, the Company cannot even now reasonably estimate a value for these properties and the Company feels that it is appropriate that they continue to be carried at zero value.
*****

If you have any comments or questions regarding this letter, please call the undersigned at 303-292-3456.
Very truly yours,
/s/ Mark W. Harding
Mark W. Harding
President

cc:	Wanda J. Abel, Davis, Graham & Stubbs LLP Michael F. Filkoski, GHP Horwath P.C.